                                                           IAN G. MERRILL
                                                        Direct (503) 294-9119
July 12, 2006                                            igmerrill@stoel.com


VIA EDGAR AND OVERNIGHT COURIER

Ms. Pamela A. Long
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 7010
Washington, D.C.  20549

RE:   VERASUN ENERGY CORPORATION
      AMENDMENT NO. 1 TO REGISTRATION STATEMENT ON FORM S-4
      FILED JUNE 22, 2006
      FILE NO. 333-133342

Dear Ms. Long:

This letter is the response of VeraSun Energy Corporation (the "Company") to the Staff's comments to the above-referenced Amendment No. 1 to Form S-4. The Company has included each of the Staff's comments from its comment letter dated July 7, 2006 and the Company's responses below. The Company has filed Amendment No. 2 to the Registration Statement on Form S-4 ("Amendment No. 2") via EDGAR and has sent three marked courtesy copies of that document to Matt Franker of your office.

The Exchange Offer, page 32
Acceptance of Outstanding Notes for Exchange; Delivery of Exchange Notes, page 35

     1.   WE NOTE YOUR RESPONSE TO COMMENT 14 OF OUR LETTER DATED MAY 12,
          2006. PLEASE REVISE TO DISCLOSE THAT ALL CONDITIONS MUST BE SATISFIED OR WAIVED PRIOR TO EXPIRATION OF THE OFFER.

          The Company has made the requested revision. Please refer to page 35 of Amendment No. 2.
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Pamela A. Long
July 12, 2006
Page 2



Exhibits
--------
Exhibit 5.1, Opinion of Stoel Rives LLP
---------------------------------------

     2. PLEASE SUBMIT A REVISED LEGALITY OPINION THAT EXPRESSLY OPINES AS TO THE ENFORCEABILITY OF THE GUARANTEES OF THE GUARANTOR SUBSIDIARIES.

          We have submitted a revised legal opinion as Exhibit 5.1 to Amendment No. 2 that expressly opines as to the enforceability of the guarantees of the guarantor subsidiaries.

     3. WE NOTE THE ASSUMPTION IN PART (c) OF THE THIRD PARAGRAPH OF THE LEGAL OPINION THAT PARTIES TO THE INDENTURE OTHER THAN VERASUN ENERGY CORPORATION ARE "DULY FORMED ENTITIES . . . DULY QUALIFIED TO TRANSACT BUSINESS . . . [AND] HAVE ALL NECESSARY POWER AND AUTHORITY TO ENTER INTO AND PERFORM THE[IR] OBLIGATIONS . . . " PLEASE SUBMIT A REVISED LEGALITY OPINION THAT DOES NOT CONTAIN THESE ASSUMPTIONS. ALTERNATIVELY, WE WILL NOT OBJECT IF COUNSEL OBTAINS LOCAL CORPORATE LAW OPINIONS NECESSARY TO SUPPORT ITS OPINION, REPLACES THE ASSUMPTIONS IN PARTS (a) AND (c) OF THE OPINION'S THIRD PARAGRAPH WITH A STATEMENT THAT IT IS RELYING ON THOSE OPINIONS, AND FILES THE LOCAL OPINIONS AS EXHIBITS TO THE REGISTRATION STATEMENT.

          The Company has submitted an opinion from South Dakota counsel as
          Exhibit 5.2 to Amendment No. 2 that addresses the local corporate law aspects identified above. We have revised our assumptions in parts (a) and (c) of our opinion's third paragraph accordingly so that the assumptions contained therein no longer apply to the Subsidiary Guarantors. However, please note that we continue to make such assumptions with respect to the trustee, Wells Fargo Bank, N.A., as a signatory to the Notes and the Indenture.

     4. WHILE WE DO NOT OBJECT TO THE ASSUMPTION REGARDING APPLICATION OF GENERAL PRINCIPLES OF EQUITY, THE MATTERS DISCUSSED IN PARAGRAPH B APPEAR TO GO BEYOND MATTERS GENERALLY CONSIDERED TO BE EQUITY THROUGH INCLUSION OF THE CONCEPTS OF MATERIALITY AND REASONABLENESS. IN ADDITION, THE OPINION OF COUNSEL THAT THE NOTES AND GUARANTEES ARE ENFORCEABLE MUST ACCOUNT FOR ALL CURRENTLY "APPLICABLE LAW AND JUDICIAL DECISIONS." PLEASE SUBMIT A REVISED LEGALITY OPINION THAT DOES NOT CONTAIN THESE REFERENCES AND ASSUMPTIONS.

          We have made the requested revisions to our legal opinion. Please refer to Exhibit 5.1 to Amendment No. 2.

Pamela A. Long
July 12, 2006
Page 3


Exhibit 99.1, Letter of Transmittal
-----------------------------------

     5. WE NOTE YOUR RESPONSE TO COMMENT 22 OF OUR LETTER DATED MAY 12, 2006. PLEASE REVISE THE LETTER OF TRANSMITTAL TO DELETE LANGUAGE REQUIRING NOTE HOLDERS TO ACKNOWLEDGE THAT HE/SHE "UNDERSTANDS" VARIOUS TERMS OF THE OFFER.

          The Company has made the requested revisions. Please refer to pages 5 and 6 of the letter of transmittal.

Please address any questions or comments you may have about this letter or Amendment No. 2 to me at (503) 294-9119.


Very truly yours,

/s/ Ian G. Merrill
Ian G. Merrill

Enclosures
cc:     Mr. Chris Edwards, Special Counsel (w/encl.)
        Mr. Matt Franker, Staff Attorney (w/encl.)
        Mr. Ernest Greene, Staff Accountant
        Mr. Scott Watkinson, Senior Staff Accountant
        Mr. Donald L. Endres
        Mr. Danny C. Herron
        Mr. John M. Schweitzer